SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  October 15,  2012

FOR IMMEDIATE RELEASE

SILICOM’S SETAC BUSINESS MOVES TO A
NEW LEVEL WITH MAJOR DESIGN WIN

- Giant Tier-1 Server Manufacturer To Use SETAC-Derivative
Networking Modules in New Security Appliance –

- In Parallel, 3 New European Customers, Including 2 Security
Appliance Vendors and an Acceleration Appliance Manufacturer,
Select SETAC as Their Appliance Solutions -

KFAR SAVA, Israel—October 15, 2012--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that the security division of one of the world’s largest server manufacturers has awarded Silicom a major new Design Win for its SETAC-derivative 1Gbps and 10Gbps Fiber Bypass modules. This is Silicom’s first win with this Tier-1 conglomerate, which has already placed initial orders as a part of the award.

The Design Win followed a long evaluation conducted jointly by the customer and its appliance vendor. Silicom will actually deliver the Fiber Bypass modules to the appliance vendor, who will integrate them into the appliances.

In parallel, two Internet Security solution providers and one mobile broadband network optimization and acceleration provider have chosen the full SETAC-based solution to use as the platform for their appliances. This demonstrates the versatility of the SETAC solution, as well as its relevance for all segments of the networking market.

These Design Wins will further accelerate the momentum that has been building for Silicom’s SETAC product family, further boosting its importance as a significant driver for Silicom’s sales and profits.

Commenting on the news, Mr. Shaike Orbach, Silicom’s President and CEO, said, “The rate at which our SETAC business is now growing confirms that SETAC is a concept whose time has come. The market today is wide open for innovative appliances that speed up and secure data access, and our SETAC is becoming recognized as a key enabler of the best, most reliable and most flexible of these appliances. Every time we secure a major new customer, such as the Security Division of this Tier-1 giant, our reputation spreads, and we find doors opening to additional strategic customers across the industry.”

Mr. Orbach continued, “In the SETAC business, as with our other product lines, each Design Win leads to a flow of orders over years, often paving the way for new orders for both SETAC and other Silicom products, whether from the same division or different divisions within the same company. Therefore these Design Wins make us more confident than ever regarding the SETAC’s potential to drive our sales, and about the prospects for our overall sales and profits for both the short-term and the long-term.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking solutions designed to increase the throughput and availability of networking appliances and server-based systems.

Silicom’s large and growing base of OEM customers includes most of the market-leading players in the areas of WAN Optimization, Security and other mission-critical gateway applications. Silicom’s products include a variety of multi-port 1/10 Gigabit Ethernet server adapters, innovative internal and external BYPASS solutions and advanced Smart adapters, including SSL encryption solutions and Redirector adapters.

In addition, Silicom's patented SETAC (Server To Appliance Converter) product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and no-hassle port modularity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com